EXHIBIT 99.1

TOP Ships Inc. Announces Financing for Newbuilding Vessel and Five Year Time Charter With Cargill International SA

ATHENS, Greece, July 02, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels currently focusing on the transportation of petroleum products, announced today that it entered into a sale and leaseback agreement and a 5 year time charter with Cargill International SA (“Cargill Ocean Transportation”) on June 29, 2018, a leading vessel operator and freight-trading business in the bulk shipping sector, for its newbuilding vessel Hull No 8242 currently under construction at Hyundai Mipo Dockyard Co., South Korea.

Consummation of the deal is expected to take place on the vessel’s delivery date currently planned for January 2019. Following the sale, the Company will bareboat charter back the vessel and immediately put it on a 5 year time charter with Cargill Ocean Transportation. As part of this transaction, the company has continuous options to buy back the vessel during the whole five year sale and leaseback period at the end of which it has to buy it back.

The gross proceeds from the sale amount is $32.4 million, which is the total amount that remains to be paid for the specific vessel.

The revenue backlog expected to be generated by the time charter fixture is about $27.6 million.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“Our strategy of acquiring very high quality vessels has once again been embraced by a top quality charterer.

This financing alone covers about one fifth of the capital required in order to take delivery of the three vessels that we acquired during the first quarter of 2018, all of which will be delivered within the first 2 quarters of 2019.

We are working very hard to finalize financing for the remaining capital requirements of these vessels in the near future.

As a result of the time charter employment the total gross revenue backlog for the fixed charter period of our fleet has grown even further to $211 million.

Following the above mentioned time charters, the Company’s projected charter coverage is as follows:

Year	Days fixed
2018	100%
2019	86%
2020	85%
2021	44%
2022	12%
2023	7%
2024	2%

The above charter coverage percentages are calculated as the ratio of number of days vessels are expected to be hired pursuant to the fixed period of existing time charters divided by number of days vessels are available for chartering during the respective calendar years assuming no off-hire days.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Mr. Craig Brelsford
REDCHIP
Tel: +1 407 571 0902
Email: Craig@redchip.com